Builder Acquisition Corp.
4902 Alameda Boulevard, NE
Albuquerque, New Mexico 87113

December 2, 2008

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561.
Washington, D.C. 20549

Re:	Builder Acquisition Corp.
`Registration Statement on Form S-1
File No. 333-134909
Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Builder Acquisition Corp. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-134909), together with all exhibits and amendments thereto (the “Registration Statement”). No securities were sold or will be sold under the Registration Statement. The application herein is made on the grounds that the Registrant has determined at this time not to proceed with the proposed offering, as filed.

Please address any questions you may have to Jeffrey P. Schultz at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., 666 Third Avenue, New York, New York 10017, telephone number (212) 692-6732, facsimile number (212) 983-3115.

Thank you for your assistance with this matter.

Sincerely,

BUILDER ACQUISITION CORP.

By:	/s/ Michael D. Sivage
Michael D. Sivage, Chairman

cc:	John Zitko, Esq.
Securities and Exchange Commission
Jeffrey P. Schultz, Esq.
Mintz Levin Cohn Ferris Glovsky and Popeo, PC